UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Lincoln Educational Services Corporation

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

533535100

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 14 Pages

CUSIP No. 533535100	SCHEDULE 13G	Page 2 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stonington Capital Appreciation 1994 Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,211,104 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,211,104 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,211,104
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.8%
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1)	See Item 4(a).

CUSIP No. 533535100	SCHEDULE 13G	Page 3 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stonington Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,211,104 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,211,104 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,211,104
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.8%
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1)	See Item 4(a).

CUSIP No. 533535100	SCHEDULE 13G	Page 4 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stonington Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,211,104 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,211,104 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,211,104
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.8%
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 4(a).

CUSIP No. 533535100	SCHEDULE 13G	Page 5 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stonington Partners, Inc. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,211,104 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,211,104 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,211,104
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.8%
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 4(a).

CUSIP No. 533535100	SCHEDULE 13G	Page 6 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Back to School Acquisition, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,211,104 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,211,104 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,211,104
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.8%
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 4(a).

Item 1(a)	Name of Issuer:

Lincoln Educational Services Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

200 Executive Drive, West Orange, New Jersey 07052

Item 2(a)	Name of Person Filing:

Stonington Capital Appreciation 1994 Fund, L.P. (the “Stonington Fund”), Stonington Partners, L.P. (“SP”), Stonington Partners, Inc. II (“SPII”), Stonington Partners, Inc. (“Stonington”) and Back to School Acquisition, L.L.C. (“BSA”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o Stonington Partners, Inc.
600 Madison Avenue, 16th Floor
New York, NY 10022

Item 2(c)	Citizenship:

Delaware

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

533535100

Item 3	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is in one of the categories identified:

Not applicable.

Item 4	Ownership:

(a) Amount Beneficially Owned:	8,211,104

SPII is the general partner of SP, and SP is the general partner of the Stonington Fund.  Stonington is the management company, which, pursuant to a management agreement with the Stonington Fund, has full discretionary authority with respect to the Stonington Fund’s investments, including the authority to make and dispose of such investments.

Page 7 of 14 Pages

The Stonington Fund controls, and has a 100% economic interest in, BSA.  BSA (i) owns 6,908,000 shares of Common Stock of the Issuer, (ii) has the power to direct the voting and, in certain circumstances the disposition, of 1,287,100 shares of Common Stock of the Issuer through a voting agreement with Five Mile River Capital Partners LLC (of which Hart Capital LLC is the managing member), (iii) has the power to direct the voting and, in certain circumstances the disposition, of 10,364 shares through stockholders’ agreements with Steven W. Hart and various Hart family trusts, and (iv) has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition of 5,640 shares of Common Stock through a Stockholders’ Agreement, dated as of June 22, 2005, with Steven W. Hart, the Steven W. Hart 2003 Grantor Retained Annuity Trust (which terminated by its own terms on December 24, 2005) and the Issuer.

(b) Percent of Class:	31.8%

(c) Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose of or direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose of or direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Member of the Group:

See Exhibit I attached hereto.

Item 9	Notice of Dissolution of Group:

Page 8 of 14 Pages

Not applicable.

Item 10	Certification:

Not applicable.

Page 9 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2010

STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P.
By:	Stonington Partners, L.P.,
its general partner
By:	Stonington Partners, Inc. II,
its general partner

By:	/s/ Alexis P. Michas
	Name:	Alexis P. Michas
	Title:	Managing Partner

STONINGTON PARTNERS, L.P.
By:	Stonington Partners, Inc. II,
its general partner

By:	/s/ Alexis P. Michas
	Name:	Alexis P. Michas
	Title:	Managing Partner

STONINGTON PARTNERS, INC. II

By:	/s/ Alexis P. Michas
	Name:	Alexis P. Michas
	Title:	Managing Partner

Page 10 of 14 Pages

STONINGTON PARTNERS, INC.

By:	/s/ Alexis P. Michas
	Name:	Alexis P. Michas
	Title:	Managing Partner

BACK TO SCHOOL ACQUISITION, L.L.C.

By:	/s/ James J. Burke, Jr.
	Name:	James J. Burke, Jr.
	Title:	President

Page 11 of 14 Pages

Exhibit I

Name	Number of Shares of Common Stock Beneficially Owned
Stonington Capital Appreciation 1994 Fund, L.P. c/o Stonington Partners, Inc. 600 Madison Avenue, 16th Floor New York, NY 10022	8,211,104
Stonington Partners, L.P. c/o Stonington Partners, Inc. 600 Madison Avenue, 16th Floor New York, NY 10022	8,211,104
Stonington Partners, Inc. 600 Madison Avenue, 16th Floor New York, NY 10022	8,211,104
Stonington Partners, Inc. II c/o Stonington Partners, Inc. 600 Madison Avenue, 16th Floor New York, NY 10022	8,211,104
Back to School Acquisition, L.L.C. c/o Stonington Partners, Inc. 600 Madison Avenue, 16th Floor New York, NY 10022	8,211,104

Page 12 of 14 Pages

Exhibit II

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated February 16, 2010 (the “Statement”), with respect to the Common Stock, no par value per share, of Lincoln Educational Services Corporation is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 16th day of February 2010.

STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P.
By:	Stonington Partners, L.P.,
its general partner
By:	Stonington Partners, Inc. II,
its general partner

By:	/s/ Alexis P. Michas
	Name:	Alexis P. Michas
	Title:	Managing Partner

STONINGTON PARTNERS, L.P.
By:	Stonington Partners, Inc. II,
its general partner

By:	/s/ Alexis P. Michas
	Name:	Alexis P. Michas
	Title:	Managing Partner

Page 13 of 14 Pages

STONINGTON PARTNERS, INC. II

By:	/s/ Alexis P. Michas
	Name:	Alexis P. Michas
	Title:	Managing Partner

STONINGTON PARTNERS, INC.

By:	/s/ Alexis P. Michas
	Name:	Alexis P. Michas
	Title:	Managing Partner

BACK TO SCHOOL ACQUISITION, L.L.C.

By:	/s/ James J. Burke, Jr.
	Name:	James J. Burke, Jr.
	Title:	President

 Page 14 of 14 Pages